UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-36206

SOLAI Limited

428 South Seiberling Street

Akron, Ohio 44306

United States of America

+1 (346) 204-8537

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Officer

Effective September 30, 2026, Mr. Xianfeng Yang (“Mr. Yang”) resigned as the Chief Executive Officer of SOLAI Limited (the “Company”). Mr. Yang’s decision did not result from any disagreement with the Company relating to its operations, policies or practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLAI Limited

By:	/s/ Man San Vincent Law
Name:	Man San Vincent Law
Title:	Director

Date: October 9, 2026